08001535

RECEIVED

2008 MAR 28 A 7:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 20, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 027/2008**

  Subject: Dissemination of the Invitation Letter of the Annual General Meeting of Shareholders for 2008 and the attachments on the Company's Website.

  Date: March 20, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
APR 01 2008
THOMSON FINANCIAL

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

3/31

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
March 20, 2008

SH 027/2008

March 20, 2008

Subject: Dissemination of the Invitation Letter of the Annual General Meeting of Shareholders for 2008 and the attachments on the Company's Website.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the Company) No. 2/2008 held on February 25, 2008 has resolved the holding of the Annual General Meeting of Shareholders on April 22, 2008 at 2.00 p.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Vibhawadi Rangsit Road, Chatuchak, Bangkok.

The invitation of the Annual General Meeting of Shareholders 2008 and all supporting documents are now uploaded on the Company's website www.shincorp.com for public considerations since March 20, 2008. However, the invitation and its document will be sent to the shareholders whose names appeared in the register of shareholders on April 1, 2008 at 12.00 hour onwards.

RECEIVED

2008 MAR 28 A 7:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 21, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 025/2008**

  Subject: Notification of the Resolutions of Board of Directors Meeting No. 4/2008 of Shin Corporation Plc. ("the Company")

  Date: March 21, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 21, 2008

SH 025/2008

March 21, 2008

Subject: Notification of the Resolutions of Board of Directors Meeting No. 4/2008 of Shin Corporation Plc. ("the Company")

To: The President
Stock Exchange of Thailand

We would like to inform you that at Board of Directors Meeting No. 4/2008 held on March 21, 2008 at 2.00 p.m. at the Board Room on the 20th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, the following matters were resolved:

1. Certified the Minutes of Board of Directors Meeting No. 3/2008 held on February 25, 2008;

2. Approved the Company's annual registration statement (SEC Form 56-1);

3. Approved the amendment to the Company's corporate governance policy to be more in line with international practices.

END